UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ALDER BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

VIOLET ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

LUNDBECK LLC

(Offeror)

An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S

(Offeror)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

014339 105

(CUSIP Number of Class of Securities)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+45 36 30 13 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

(312) 861-8634

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,098,662,157.89	$254,357.86

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $18.61, the average of the high and low sales prices per share of Alder BioPharmaceuticals, Inc. (“Alder”) common stock, par value $0.0001 per share (each such share, a “Share”), on September 16, 2019, as reported by NASDAQ, and (ii) 118,957,061 Shares, which consist of (A) 83,637,234 Shares outstanding, (B) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than (1) $18.00 per Share plus (2) the maximum contingent cash consideration payment of $2.00 per share pursuant to that certain contingent value right agreement ((1) and (2) collectively, the “Offer Price”), (C) 1,288,423 Share subject to issuance upon settlement of outstanding restricted stock units, (D) 98,866 Shares estimated to be issued under Alder’s 2014 Employee Stock Purchase Plan after signing of, but prior to the consummation of, the transaction, (E) 7,927,760 Shares issuable upon conversion of Class A-1 Convertible Preferred Stock, (F) 232,950 Shares issuable in connection with the exercise of a warrant to purchase Class A-1 Convertible Preferred Stock issuable by Alder in accordance with a specified preferred stock purchase agreement with an exercise price less than the price of $20.00 per share (the “Warrant”), and (G) 17,357,028 Shares issuable upon the conversion of certain Alder convertible notes, less (b) an amount equal to the sum of (i) the product of (A) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price multiplied by (B) the weighted average exercise price for such options of $13.30 per Share and (ii) the product of (A) 232,950 Shares issuable in connection with the exercise of the Warrant multiplied by (B) the weighted average exercise price in connection with the exercise of the Warrant of $13.788 per Share. The calculation of the filing fee is based on information provided by Alder as of September 12, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.00012120.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $254,357.86	Filing Party: Violet Acquisition Corp., Lundbeck LLC and H. Lundbeck A/S
Form or Registration No.: Schedule TO	Date Filed: September 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Violet Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company, and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab, with the Securities and Exchange Commission on September 23, 2019 (as amended and together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation, at a price of (x) $18.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated September 23, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each has and may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth under Section 16 — “Certain Legal Matters; Regulatory Approvals.” of the Offer to Purchase is amended and supplemented by deleting the paragraph under the subsection titled “Litigation.” and replacing it with the following paragraphs:

“Litigation. On September 24, 2019, a purported stockholder of Alder filed a lawsuit against Alder and its directors in the United States District Court for the District of Delaware, captioned Elaine Wang v. Alder BioPharmaceuticals Inc., et al., Case No. 1:19-cv-01797 (the “Wang Complaint”). On September 25, 2019, another purported stockholder of Alder filed a lawsuit against Alder and its directors in the United States District Court for the Southern District of New York, captioned David Law v. Alder BioPharmaceuticals, Inc., et al., Case No. 1:19-cv-08904. On September 27, two purported stockholders of Alder each filed a lawsuit against Alder and its directors in the United States District Court for the Southern District of New York, captioned Nadia Rupniak v. Alder BioPharmaceuticals, Inc., et al., Case No. 1:19-cv-09025 and Mark Hammer v. Alder BioPharmaceuticals, Inc., et al., Case No. 1:19-cv-09032 (the “Rupniak Complaint” and the “Hammer Complaint”, respectively). The complaints allege that, because the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is materially deficient in certain respects, all of the defendants violated Section 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 14D-9 promulgated thereunder and Section 14(e) of the Exchange Act. In addition, the Wang Complaint and the Hammer Complaint allege that the Alder directors violated Section 20(a) of the Exchange Act, and the Rupniak Complaint alleges that Alder and its directors violated Section 20(a) of the Exchange Act. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event the Transactions are consummated (except for the Rupniak Complaint), (iii) damages (except for the Hammer Complaint) and (iv) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaints are without merit.

On September 27, 2019, a purported stockholder of Alder filed a putative class action lawsuit against Alder and its directors in the Superior Court of Washington, King County, captioned Robert Maguire v. Alder BioPharmaceuticals, Inc., Case No. 19-2-25389-4 (the “Maguire Complaint”). The Maguire Complaint alleges that Alder’s directors breached their fiduciary duties by (i) entering into the Transactions through a flawed process, (ii) accepting an unfair price and (iii) filing a materially deficient Schedule 14D-9. The Maguire Complaint seeks, among other things, (a) injunctive relief preventing the consummation of the Transactions, (b) rescissory damages or rescission in the event the Transactions are consummated, (c) declaratory relief that the Merger Agreement is unenforceable, (d) a judgment to direct Alder to commence a new sale process, (e) damages and (f) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the Maguire Complaint are without merit.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2019

H. LUNDBECK A/S

By:	/s/ Deborah Dunsire
Name:	Deborah Dunsire
Title:	Chief Executive Officer

LUNDBECK LLC

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President and Lead Manager

VIOLET ACQUISITION CORP.

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 23, 2019 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(B)*	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(C)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(F)*	Summary Advertisement as published in The New York Times on September 23, 2019 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(5)(A)*	Joint Press Release issued by H. Lundbeck A/S and Alder BioPharmaceuticals, Inc. on September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(B)*	Presentation Slides issued by H. Lundbeck A/S on September 16, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(C)*	Letter from President and CEO of H. Lundbeck A/S to Employees of Alder BioPharmaceuticals, Inc., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(D)*	Social Media Posts from September 16, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(E)*	Transcript of H. Lundbeck A/S Investor/Analyst Conference Call, dated September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 18, 2019).

(b)(1)*+	Multicurrency Revolving Facility Agreement, dated June 25, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(b)(2)*+	Facility Agreement, dated September 16, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto (incorporated by reference to Exhibit (b)(2) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(d)(1)*	Agreement and Plan of Merger, dated as of September 16, 2019, by and among Alder BioPharmaceuticals, Inc., H. Lundbeck A/S, Lundbeck LLC and Violet Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(2)*	Amendment to Alder’s Amended and Restated Bylaws, dated as of September 15, 2019 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

Exhibit No.	Description

(d)(3)*	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S (incorporated by reference to Exhibit (d)(3) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(d)(4)*	Tender and Support Agreement, dated September 16, 2019, by and among H. Lundbeck A/S, Violet Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
+	Confidential portions of this exhibit have been omitted.